UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                          (Amendment No. _______)*


             MARVEL ENTERPRISES, INC. (formerly Toy Biz, Inc.)
------------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 57383M108
                         -------------------------
                               (CUSIP Number)

                            Jessica Forbes, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8558
------------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                              October 1, 1998
                         -------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 57383M108

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Whippoorwill Associates Inc.
     13-3595884

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

     OO; WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES            -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH        3,571,817

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH          -0-

                10  SHARED DISPOSITIVE POWER

                     3,571,817

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,571,817

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.0%

14  TYPE OF REPORTING PERSON*

     IA, CO

                             SCHEDULE 13D

CUSIP No.  57383M108

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Whippoorwill/Marvel Obligations Trust - 1997
     13-2780552*

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

     OO; WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

  NUMBER OF      7  SOLE VOTING POWER

   SHARES            -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH        2,769,538

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH          -0-

                10  SHARED DISPOSITIVE POWER

                     2,769,538

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,769,538

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.0%

14  TYPE OF REPORTING PERSON*

     OO (Trust)

*     IRS Id. No. of Trustee (Continental Stock Transfer & Trust Company)

                                SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER.

          This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Marvel Enterprises, Inc. (formerly Toy Biz, Inc.), a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 685 Third Avenue, New York, New York 10017.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)-(f). This Statement is being filed jointly by the Whippoorwill/Marvel Obligations Trust - 1997 (the "Trust") and Whippoorwill Associates, Inc. ("Whippoorwill"). As more fully described in Item 4 of this Statement, Whippoorwill may be deemed to be a member of a "group" with certain other shareholders of the Issuer (the "Other Reporting Persons") for purposes of Rule 13d-5(b) under the Act. Pursuant to Rule 13d-1(k)(2) under the Act, Whippoorwill has elected to file separately from the Other Reporting Persons. Neither the fact of this filing nor anything contained herein shall be deemed an admission by Whippoorwill (for itself or on behalf of the Holders) that a group exists or that Whippoorwill is the beneficial owner of Common Stock owned by any Other Reporting Person and membership in such a group is hereby expressly disclaimed.

          The Trust was created pursuant to a Trust Agreement dated as of April 23, 1997, as amended to date (the "Trust Agreement"), among Continental Stock Transfer & Trust Company, a New York trust company, as trustee (the "Trustee"), and the other signatories thereto (the "Holders"). Each of the Holders is an investment advisory client of Whippoorwill. The Trust was created pursuant to, and the Trust Agreement is governed by, the laws of the State of New York. The Trust was created to acquire, in trust for the benefit of the Holders, certain debt obligations of Marvel Entertainment Group, Inc. Pursuant to the plan of reorganization described in response to Item 3 below, the Trust beneficially owns some of the shares of Common Stock to which this Statement relates. The Trustee acts at the direction of the Holders (for whom, in turn, Whippoorwill acts as agent as described below). The principal offices of the Trust and the Trustee are located at 2 Broadway, New York, New York 10004.

          Whippoorwill is a Delaware corporation with its principal business address and principal office located at 11 Martine Avenue, White Plains, New York 10606. The principal business of Whippoorwill, which is registered with the Securities and Exchange Commission (the "SEC") as an investment adviser, is to provide discretionary investment advisory services. Whippoorwill acts as the general partner and/or investment manager of limited partnerships and funds which invest principally in securities of, and claims against, troubled companies and as agent for other clients with respect to investments principally in such securities and claims. All of the Common Stock that is the subject of this Statement is owned by investment advisory clients of Whippoorwill.

          Pursuant to the rules promulgated under the federal securities laws, Whippoorwill may be deemed to be the beneficial owner of the Common Stock owned by the Trust and owned directly by certain of the Holders because Whippoorwill has discretionary authority with respect to the investments of, and acts as agent for, the Holders. Whippoorwill disclaims any beneficial ownership of the Common Stock to which this Statement relates, except to the extent of Whippoorwill's pecuniary interest in securities of the Holders, if any.

          Shelley F. Greenhaus is the President, a Director and a Managing Director of Whippoorwill. Shelby S. Werner is Vice President, a Director and a Managing Director of Whippoorwill. Pamela M. Lawrence is Vice President, a Director and a Managing Director of Whippoorwill. David A. Strumwasser is General Counsel, a Director and a Managing Director of Whippoorwill. The primary occupation of each of Mr. Greenhaus, Ms. Werner, Ms. Lawrence and Mr. Strumwasser is as set forth above in this paragraph. The business address of each such person, each of whom is a United States citizen, is 11 Martine Avenue, White Plains, New York 10606.

          During the past five years, none of the Trust, Whippoorwill, Mr. Greenhaus, Ms. Werner, Ms. Lawrence or Mr. Strumwasser has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of such entities or persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Pursuant to the Fourth Amended Joint Plan of Reorganization in the bankruptcy matter of In Re: Marvel Entertainment Group, Inc. et al. (case No. 97-638-RRM) in the United States District Court for the District of Delaware (the "Plan"), on October 1, 1998 persons that held fixed senior secured indebtedness of Marvel Entertainment Group, Inc. (the "Senior Lenders"), in the aggregate, acquired (1) 13,100,000 shares of Common Stock, (2) 7,900,000 shares of preferred stock of the Issuer designated as 8% Cumulative Convertible Exchangeable Preferred Stock, par value $.01 per share (the "8% Preferred Stock") and (3) the right to purchase up to 4,000,000 additional shares of 8% Preferred Stock (the "Preferred Subscription Rights") in exchange for surrender to the Issuer of approximately $485,000,000 of senior secured debt obligations of Marvel Entertainment Group, Inc. A copy of the Plan is filed as Exhibit A hereto and incorporated herein by reference. Pursuant to the Plan, the Trust, which was one of the Senior Lenders, acquired 1,424,788 shares of Common Stock, 859,222 shares of 8% Preferred Stock and Preferred Subscription Rights entitling it to purchase an additional 435,051 shares of 8% Preferred Stock, all in exchange for the surrender to the Issuer of $52,750,000 of such debt obligations.

          Certain of the Holders acquired additional Preferred Subscription Rights entitling them to purchase 772,165 shares of 8% Preferred Stock. Such Preferred Subscription Rights were acquired using the working capital funds of such Holders.

          Effective upon consummation of the Plan, Whippoorwill exercised, and caused the Trust to exercise, all Preferred Subscription Rights held by the Holders and the Trust, respectively. Such rights were exercised using the working capital funds of the Holders.

          Pursuant to the Certificate of Incorporation of the Issuer, a copy of which is filed as Exhibit B hereto and incorporated herein by reference, each share of 8% Preferred Stock is convertible into Common Stock, at any time, without the payment of additional consideration, based on a conversion ratio of 1.039 shares of Common Stock for each share of 8% Preferred Stock.

          None of the Common Stock beneficially owned by the Trust or the Holders was acquired with borrowed funds.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Trust and Whippoorwill acquired beneficial ownership of the shares of Common Stock to which this Statement relates pursuant to the Plan and in related transactions described in Item 5(c) below. Such shares were acquired for investment purposes and Whippoorwill will, from time to time, evaluate the status of such investment in light of then-existing conditions.

          Pursuant to the Plan, the Board of Directors of the Issuer consists of 11 directors, 6 of whom are designated by an investor group consisting of former shareholders of the Issuer and their affiliates (the "Investor Group") and 5 of whom are designated by a lender group consisting of certain Senior Lenders, including the Holders (the "Lender Group"). Pursuant to a Stockholders' Agreement dated as of October 1, 1998, among the Investor Group, the Lender Group and the Issuer (the "Stockholders' Agreement"), the parties thereto have agreed, among other things, to take all actions reasonably in their power to cause the Investor Group designees and Lender Group designees to be elected to the Board of Directors of the Issuer. The Lender Group has agreed to the 5 Lender Group designees, one of whom is Shelley F. Greenhaus, who was duly elected to serve on the Board of Directors of the Issuer effective as of October 13, 1998. Each of the Investor Group and Lender Group is referred to herein as a "Group". The number of directors that each Group is allowed to designate will be reduced following June 30, 2000 if the applicable Group decreases its beneficial ownership of Common Stock and 8% Preferred Stock of the Issuer below certain predetermined levels, as set forth in the Stockholders' Agreement.

          In addition, the Stockholders' Agreement provides that each party thereto will vote, or cause to be voted, the shares of Common Stock and 8% Preferred Stock it beneficially owns and will use its best efforts to cause its designees to the Board of Directors of the Issuer, subject to the exercise of their fiduciary duties, to establish the following committees of the Board of Directors of the Issuer: (i) an Audit Committee, which will consist of five independent directors, three of whom will be designated by a majority of the members of the Board of Directors of the Issuer designated by the Lender Group and two of whom will be designated by a majority of the members of the Board of Directors of the Issuer designated by the Investor Group, (ii) a Compensation and Nominating Committee, which will consist of five directors, three of whom will be designated by a majority of the members of the Board of Directors of the Issuer designated by the Investor Group and two of whom will be designated by a majority of the members of the Board of Directors of the Issuer designated by the Lender Group, and at least one of whom from each Group will be an independent director, and (iii) a Finance Committee, which will consist of five directors, two of whom will be designated by a majority of the members of the Board of Directors of the Issuer designated by the Lender Group and three of whom will be designated by a majority of the members of the Board of Directors of the Issuer designated by the Investor Group. The number of directors that each Group is allowed to designate to a committee of the Board of Directors of the Issuer will be reduced if the applicable Group decreases its beneficial ownership of Common Stock and 8% Preferred Stock of the Issuer below certain predetermined levels, as set forth in the Stockholders' Agreement. The Stockholders' Agreement also provides that, subject to certain exceptions, the parties thereto shall use their best efforts to cause Marvel Characters, Inc. (a subsidiary of the Issuer) not to transfer or otherwise convey any interest in the shares of Common Stock owned by Marvel Characters, Inc. The written form of the Stockholders' Agreement is currently being finalized and will be filed as Exhibit C hereto by amendment to this Statement. The summary set forth herein of certain provisions of the Stockholders' Agreement does not purport to be a complete description thereof and is qualified in its entirety by reference to the full provisions of the Stockholders' Agreement that will be filed by amendment to this Statement whereupon it will be incorporated herein by reference.

          Whippoorwill (as agent for the Holders), the Trust, the Issuer and others have entered into a Registration Rights Agreement (as described in Item 6 below), which grants the Trust and the Holders certain registration rights with respect to the Common Stock and the 8% Preferred Stock.

          Except as described in this Item 4, the Trust and Whippoorwill have no present plans or proposals which relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D, although they reserve the right to acquire additional securities of the Issuer, to sell securities of the Issuer and to convert shares of 8% Preferred Stock into Common Stock.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The percentages of Common Stock set forth in this Item 5 are based on the Issuer's representation that as of October 12, 1998 there were 33,452,127 shares of Common Stock outstanding.

          The Trust and the Holders, in the aggregate, directly own 1,424,788 shares of Common Stock, which represents approximately 4.3% of the total outstanding Common Stock. The Trust and the Holders, in the aggregate, directly own 2,066,438 shares of 8% Preferred Stock, which are convertible into 2,147,029 additional shares of Common Stock (based on the conversion ratio of 1.039 shares of Common Stock for each share of 8% Preferred Stock). As a result, the Trust and the Holders, in the aggregate, directly beneficially own 3,571,817 shares of Common Stock, representing approximately 10.0% (computed in accordance with Rule 13d-3(d) under the Act) of the outstanding Common Stock.

          If Whippoorwill is deemed to be a member of a group with the Other Reporting Persons, then Whippoorwill will be deemed to beneficially own an aggregate of 33,123,315 shares of Common Stock, representing approximately 72% of the outstanding Common Stock. To the best of knowledge of Whippoorwill, Avi Arad owns 4,150,000 shares of Common Stock; the Dickstein Entitles (consisting of Dickstein & Co., L.P., Dickstein Focus Fund L.P., Dickstein International Limited, Elyssa Dickstein, Jeffrey Schwarz and Alan Cooper as Trustees U/T/A/D 12/27/88, Mark Dickstein, Grantor, Mark Dickstein and Elyssa Dickstein, as Trustees of The Mark and Elyssa Dickstein Foundation and Elyssa Dickstein) own 2,315,116 shares of Common Stock and 3,658,062 shares of 8% Preferred Stock; the Perlmutter Entities (consisting of Isaac Perlmutter, Isaac Perlmutter T.A., the Laura & Isaac Perlmutter Foundation, Inc., Object Trading Corp. and Zib Inc.) own 9,539,500 shares of Common Stock and 3,492,852 shares of 8% Preferred Stock, The Chase Manhattan Bank owns 1,288,778 shares of Common Stock and 777,202 shares of 8% Preferred Stock, and Morgan Stanley & Co., Inc. ("Morgan Stanley") owns 1,769,375 shares of Common Stock and 2,166,908 shares of 8% Preferred Stock, which numbers exclude 891,340 shares of Common Stock and 537,526 shares of 8% Preferred Stock owned by an affiliate of Morgan Stanley, Van Kampen American Prime Rate Income Trust. The above information, other than information with respect to the Whippoorwill, was provided by the respective Other Reporting Persons and was not independently verified by Whippoorwill.

          (b) The Trust and Whippoorwill have shared power to vote and dispose of the shares of Common Stock reported as beneficially owned by them on the cover pages hereto, which are incorporated herein by reference. In addition, Whippoorwill may be deemed to have or share power to vote or direct the vote with respect to all the shares of Common Stock and 8% Preferred Stock owned by the Other Reporting Persons. The Trust and Whippoorwill do not have any pecuniary interest nor do they have any dispositive power over the shares of Common Stock or 8% Preferred Stock owned by the Other Reporting Persons. Reference is hereby made to the following filings with the SEC with respect to information in Item 2 of
Schedule 13D required to be provided by Whippoorwill with respect to the Other Reporting Persons under Item 5 of Schedule 13D:

     1. For information with respect to Avi Arad, please see Item 2 of the Schedule 13D filed by Avi Arad on October 13, 1998;
     2. For information with respect to the Dickstein Entities, please see Item 2 of the Schedule 13D filed by the Dickstein Entities on October 13, 1998;
     3. For information with respect to the Perlmutter Entities, please see Item 2 of the Schedule 13D filed by the Perlmutter Entities on October 13, 1998;
     4. For information with respect to The Chase Manhattan Bank, please see Item 2 of the Schedule 13D filed by The Chase Manhattan Bank on October 13, 1998; and
     5. For information with respect to Morgan Stanley, please see Item 2 of the Schedule 13D filed by Morgan Stanley on October 13, 1998.

          (c) In addition to the acquisition of shares of Common Stock and 8% Preferred Stock pursuant to the Plan, as described in Item 4 above, Whippoorwill has effected the following transactions on behalf of the Holders in the past 60 days:

          Pursuant to a Stock Purchase Agreement dated as of October 1, 1998 among the Issuer, Whippoorwill (as agent for certain Holders) and the other signatories thereto, certain Holders acquired from the Issuer, in the aggregate, 500,000 shares of 8% Preferred Stock for $10.00 per share.

          Pursuant to a Letter Agreement dated as of September 1, 1998 between the Trust and Van Kampen American Capital, certain Holders acquired from Van Kampen American Capital the right to purchase from the Issuer 272,165 shares of 8% Preferred Stock. Such rights were exercised on October 1, 1998 at $10.00 per share of 8% Preferred Stock.

          (d) The Holders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities. No Holder beneficially owns more than 5% of the Common Stock.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          As summarized in Item 4 above, the Stockholders' Agreement includes certain provisions relating to (1) the designation and election of directors to the Board of Directors of the Issuer and the establishment of certain committees thereof and (2) sales of Common Stock by Marvel Characters, Inc. The Stockholders' Agreement will be filed as Exhibit C hereto by amendment to this Statement whereupon it will be incorporated herein by reference.

          The Issuer, Whippoorwill (as agent for the Holders), the Trust and certain purchasers of 8% Preferred Stock have entered into a Registration Rights Agreement, dated as of October 1, 1998, pursuant to which the Issuer has agreed, among other things, to file a shelf registration statement under the Securities Act of 1933, as amended, registering the resale of Common Stock and 8% Preferred Stock by the Holders. The written form of The Registration Rights Agreement is currently being finalized and will be filed as Exhibit D hereto by amendment to this Statement, whereupon it will be incorporated herein by reference.

          Other than as set forth in this Item 6 and in Items 2, 4 and 5 above, none of the persons identified in Item 2 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer and none of the securities as to which this Statement relates is pledged or is otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A: Fourth Amended Joint Plan of Reorganization in the bankruptcy matter of In Re: Marvel Entertainment Group, Inc. et al. (case No. 97-638-RRM) in the United States District Court for the District of Delaware (incorporated by reference to Annex D of the Proxy Statement on Schedule 14A (SEC File No. 001-13638) filed by the Issuer on August 13,
1998).

          Exhibit B: Certificate of Incorporation of Marvel Enterprises, Inc. (incorporated by reference to Annex B of the Proxy Statement on Schedule 14A (SEC File No. 001-13638) filed by the Issuer on August 13,
1998).

          Exhibit C: Stockholders' Agreement, dated as of October 1, 1998 (to be filed by amendment).

          Exhibit D: Registration Rights Agreement, dated as of October 1, 1998 (to be filed by amendment).

          Exhibit E: Joint Filing Agreement, dated as of October 13, 1998.

                                 SIGNATURES

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 1998



                                WHIPPOORWILL ASSOCIATES, INC.

                                By:  /s/Pamela Lawrence
                                     ___________________________
                                     Name:  Pamela Lawrence
                                     Title:  Vice President




                                WHIPPOORWILL/MARVEL
                                OBLIGATIONS TRUST - 1997


                                By:  Continental Stock Transfer & Trust
                                     Company, as Trustee

                                By:  /s/ Michael J. Nelson
                                     ___________________________
                                     Name:   Michael J. Nelson
                                     Title:  President

                                 EXHIBIT A

                 FOURTH AMENDED JOINT PLAN OF ORGANIZATION

     Pursuant to Rule 12b-32 under the Act, the Fourth Amended Joint Plan of Reorganization filed by the Issuer as an Exhibit to its Schedule 14A dated August 13, 1998 is incorporated by reference.

                                 EXHIBIT B

                        CERTIFICATE OF INCORPORATION

     Pursuant to Rule 12b-32 under the Act, the Certificate of Incorporation filed by the Issuer as an Exhibit to its Schedule 14A dated August 13, 1998 is incorporated herein by reference.

                                 EXHIBIT C

                          STOCKHOLDERS' AGREEMENT

                         To be filed by amendment.

                                 EXHIBIT D

                       REGISTRATION RIGHTS AGREEMENT

                         To be filed by amendment.

                                 EXHIBIT E

                           JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) promulgated under the Securities and Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13D with respect to the shares of the common stock, par value $.01 per share, of Marvel Enterprises, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit thereto.


                                WHIPPOORWILL ASSOCIATES, INC.

                                By:  /s/ Pamela Lawrence
                                     ___________________________
                                     Name:  Pamela Lawrence
                                     Title:  Vice President




                                WHIPPOORWILL/MARVEL
                                OBLIGATIONS TRUST - 1997

                                By:  Continental Stock Transfer & Trust
                                     Company, as Trustee

                                By:  /s/ Michael J. Nelson
                                     ___________________________
                                     Name:  Michael J. Nelson
                                     Title:  President

Dated:  October 13, 1998